GALENA BIOPHARMA, INC.

310 North State Street, Suite 208

Lake Oswego, Oregon 97034

May 14, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Galena Biopharma, Inc. – Request to Withdraw Registration Statement on Form S-3, File No. 333-180675

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), Galena Biopharma, Inc. (the “Company”) hereby requests the withdrawal, effective immediately, of Registration Statement on Form S-3, File No. 333-180675 (the “April 2012 Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on April 12, 2012. The Company confirms that no securities have been sold under the April 2012 Registration Statement.

The Company seeks to withdraw the April 2012 Registration Statement because, on April 20, 2012, the Company filed with the Commission a prospectus supplement under its Registration Statement on Form S-3, File No. 333-174076, that covers the same securities that are covered by the April 2012 Registration Statement. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the April 2012 Registration Statement be credited to the Company’s account to be offset against the filing fees for any future registration statements filed by the Company.

If you have any questions about this withdrawal request, please contact our legal counsel, Dale Short of TroyGould PC, at 310-789-1259.

Very truly yours,

GALENA BIOPHARMA, INC.

By: /s/ Mark J. Ahn, Ph.D.

Mark J. Ahn, Ph.D.
Chief Executive Officer